AMENDMENT BB 7/30


10031433

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 (A) ~~PART III~~

SEC Mail Processing Section
JUN 15 2010
Washington, DC
121

SEC FILE NUMBER
8- 29259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2009 (MM/DD/YY) AND ENDING 3/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OmniVest Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8801 E. Hampden #202
(No. and Street)

Denver CO 80231
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Annie Phelps 303-368-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald R. Chadwick P.C.
(Name – *if individual, state last, first, middle name*)

2851 So. Parker Rd. #720 Aurora CO 80014
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, Ann Phelps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OmniVest Inv, as of 3/31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KYLE DAVIDSON
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 01/16/2013

Signature

Sec / Treas.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RONALD R. CHADWICK, P.C.
Certified Public Accountant
2851 South Parker Road, Suite 720
Aurora, Colorado 80014
Telephone (303)306-1967
Fax (303)306-1944

Board of Directors
Omnivest, Inc.
Denver, Colorado

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through March 31, 2010, which were agreed to by Omnivest, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and any other designated examining authority, solely to assist you and the other specified parties in evaluating Omnivest, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Omnivest, Inc.'s management is responsible for Omnivest, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for year ended March 31, 2010 with the amounts reported in Form SIPC-7 for the period from April 1, 2009 to March 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Aurora, Colorado
May 20, 2010

RONALD R. CHADWICK, P.C.

OMNIVEST, INC.
SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE SECURITIES AND INVESTOR PROTECTION CORPORATION
Year Ended March 31, 2010

GNERAL ASSESSMENT COMPUTATION

Revenue	$	1,007,020
Deductions:		
Variable annuity sales and other		589,270
SIPC net operating revenues		417,750
General assessment percentage		0.25%
General assessment		1,044
Less amount paid mid-year		599
Amount due March 31, 2010	$	445

RECONCILIATION WITH THE COMPANY'S COMPUTATION

There were no adjustments to the general assessement and payments as reported in the Company's SIPC Form-7.